Mail Stop 6010

November 19, 2007

Dr. Yang Zhao
President and Chief Executive Officer
MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, MA 01810

> **Re: MEMSIC, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2007**
> **File No. 333-146377**

Dear Dr. Zhao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1.   Pease refer to prior comment 2. Please revise the graphics to clarify which products and services you sell. Also, please clarify whether any of your products and services depicted in the graphics has not generated substantial revenues.

Industry Overview, page 2

2.   Please refer to the second sentence of prior comment 7. Please mark the materials in exhibit H so they are keyed to the disclosure.

We depend and expect to continue to depend on a limited number, page 12

3.   Please refer to prior comment 9. Please identify the customers that represent over 10% of your revenues. See Item 101(c)(vii) of Regulation S-K.

Stock Based Compensation, page 47

4.   We refer to your response to prior comments 15 and 38 to our letter dated October 25, 2007. Please note that our evaluation of stock-based compensation will not be complete until you provide an amendment with the pricing information. In your next amendment, please also include the requested disclosures from prior comment 15 in MD&A. Please also include a discussion of the factors occurring between the respective valuation dates that affected the assumptions used to determine the fair value of your common stock, similar to what you provided in the response. The next amendment should also disclose the timing of discussions with underwriters and how those discussions impacted your determination of fair value of your common stock.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006, page 53

5.   Please expand the first paragraph of this section to quantify the portion of the increase related to the amendment.

6.   Please refer to prior comment 17. Please tell us how you determined the amount of revenues for the two customers disclosed in the second paragraph of this section and the fifth full paragraph on page 54 based on the first table on page F-12.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 54

7.   Please expand the last sentence of the second paragraph of this section to quantify the loss in revenues.

Sales and Customers, page 71

8.   Please refer to prior comment 19. Please tell us where you revised the disclosure to discuss the material terms of the agreements with major customers.

Elements of Compensation, page 90

9.   We note your response to our prior comment 23. Please disclose the specific
parameters within each classification used to benchmark compensation. For
example, specify the size, region and business segments of the peer group
companies.

10.   We note your response to our prior comment 24. You indicate in the third
paragraph of this section that the weight of each element of compensation may
vary based on individual contribution to our overall performance. Discuss the
factors considered in determining such individual contribution.

Discretionary Annual Bonus, page 91

11.   Please provide us with a table that reconciles the calculations of the bonuses in the
third and fourth paragraphs of this section with the bonus in the table on page 94.

12.   Please revise the last sentence of the third paragraph of this section to clarify the
meaning of the phrase "in consideration of his performance in 2005." Also
specify in this paragraph to what year the increase in revenue refers. For
example, are the various increase in revenue targets described in this paragraph
referring to an increase in fiscal year 2005 revenue? In addition, describe what a
"key account" is.

13.   We reissue our prior comment 25. Please expand the fourth and sixth paragraphs
of this section to quantify the net income targets. Also, expand the first full
paragraph on page 93 to quantify the thresholds.

14.   In the sixth paragraph of this section, indicate what factors the compensation
committee will consider in awarding the chief financial officer the discretionary
bonus and explain how a "key partnership development" is determined.

2006 Director Compensation, page 101

15.   Please revise the table in this section to provide the information required by Item
402(k)(2)(iv) of Regulation S-K. Please also disclose by footnote the aggregate
number of Mr. Zavracky's option awards outstanding at fiscal year end. See the
Instruction to Item 402(k)(2)(iii) and (iv). In addition, similar to the information
you have provided in footnote 1 to your summary compensation table on page 94,
please include a footnote describing all assumptions made in the valuation of the
option awards granted to your directors by reference to a discussion of those
assumptions in your financial statements, footnotes to the financial statements or
discussion in the Management's Discussion and Analysis. See the instruction to

Dr. Yang Zhao
MEMSIC, Inc.
November 19, 2007
Page 4

Item 402(k), indicating that the instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Certain Relationships and Related Party Transactions, page 102

16.   We note your response to our prior comment 31. A reader should not have to refer to Regulation S-K in order to fully understand the definition of a related party. Please revise accordingly.

Exhibit 23.3

17.   We reference the consent of Orchard Partners, Inc. filed in response to prior comment 14 in our letter dated October 25, 2007. The valuation expert may not attempt to limit its liability under Section 7 and 11 of the Securities Act by stating that the ultimate responsibility for the valuation of the securities rests with the registrant. Please revise to remove the last sentence from the consent in the next amendment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Gregory G. H. Miao